Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103 troutman.com

John P. Falco D 215.981.4659 john.falco@troutman.com

December 27, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E. Washington, DC 20549

Attention: Mr. Jeff Long

Re:	The Herzfeld Caribbean Basin Fund, Inc. – 1940 Act File No. 811-06445

Dear Mr. Long:

On behalf of The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on November 26, 2024, in connection with the SEC’s review of the Fund’s Form N-CSR filed on September 6, 2024 via EDGAR, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below in bold italics and are followed by the Fund’s responses thereto.

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1.	On a going forward basis, please update the required officer certifications under item 4(d) of Form N-CSR to reflect that the certification is with respect to the period covered by the report.

Response: The Fund will update future certifications to conform with item 4(d) of Form N-CSR.

2.	On a going forward basis, include the statement required by instruction 4(f) of Item 24 of Form N-2 that the Statement of Additional Information (“SAI”), includes additional information about directors of the Registrant and is available, without charge, upon request, and a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.

Response: The Fund will include the statement that additional information regarding the Fund’s directors is included in the Fund’s prospectus rather than a statement of additional information since the Fund does not prepare a SAI because all of the information required to be in the SAI is included in the Prospectus.

United States Securities and Exchange Commission December 27, 2024 Page 2

3.	On a going forward basis, in the notes to the financial statements with respect to Level 3 fair valued securities including information regarding range and weighted average of the significant unobservable inputs as required by Accounting Standards Update (“ASU”) 820-10-50-2.

Response: On a going forward basis, the Fund will provide range and weighted average information as required by ASU 820-10-50-2 for its Level 3 fair valued securities.

4.	The Staff notes that the Fund is A2 qualified and is required to provide an auditor’s consent for each document incorporated by reference including those documents that are forward incorporated. The Staff further notes that the N-CSR filed on September 6, 2024, did not include the auditor’s consent to incorporation by reference. To the extent the Fund conducts an offering off of the shelf registration the auditor’s consent must be filed with the SEC and may be included in a subsequent N-CSR/A to include the consent. The Staff also note that if a N-CSR/A is filed to include the auditor’s consent, the Fund should also update each of the required certifications to a date current with the submission.

Response: The Fund will obtain and submit the required consent of the auditors prior to an offering of securities registered on the Fund’s shelf registration, either by filing an amendment to Form N-CSR or an exhibit to the shelf registration.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (215) 981-4659.

Kind regards,

By:	/s/ John P. Falco
John P. Falco

cc:	Mr. Erik Herzfeld, President of the Fund Mr. Thomas K. Morgan, Chief Compliance Officer of the Fund